Exhibit 99.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
此乃要件，請即處理

HONG KONG EXCHANGES AND CLEARING LIMITED AND THE STOCK EXCHANGE OF HONG KONG LIMITED TAKE NO RESPONSIBILITY FOR THE CONTENTS OF THIS ELECTION FORM, MAKE NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ELECTION FORM.
香港交易及結算所有限公司及香港聯合交易所有限公司對本選擇表格的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不對因本選擇表格全部或任何部分內容而產生或因倚賴該等內容而引致的任何損失承擔任何責任。

IF YOU ARE IN ANY DOUBT AS TO ANY ASPECT OF THIS FORM OR AS TO THE ACTION TO BE TAKEN, YOU SHOULD CONSULT YOUR LICENSED SECURITIES DEALER OR REGISTERED INSTITUTION IN SECURITIES, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.
閣下如對此表格任何方面或應採取的行動有任何疑問，應諮詢　閣下的持牌證券交易商或註冊證券機構、銀行經理、律師、專業會計師或其他專業顧問。

Lufax Holding Ltd
陆金所控股有限公司

(Incorporated in the Cayman Islands with limited liability)
(於開曼群島註冊成立的有限公司)
(Stock Code 股份代號：6623)
(NYSE Stock Ticker 紐交所股票代碼: LU)

SCRIP DIVIDEND SCHEME IN RELATION TO SPECIAL DIVIDEND
有關特別股息之以股代息計劃
ELECTION FORM
選擇表格

IF YOU WISH TO RECEIVE THE SPECIAL DIVIDEND WHOLLY IN CASH, YOU NEED NOT COMPLETE THIS FORM.
閣下如欲就特別股息全部收取現金股息，則不用填寫本表格。

IF YOU WISH TO RECEIVE NEW ORDINARY SHARES IN LUFAX HOLDING LTD (THE "COMPANY") OF US$0.00001 EACH CREDITED AS FULLY PAID UP ("NEW SHARES") IN LIEU OF THE CASH DIVIDEND FOR SPECIAL DIVIDEND IN WHOLE, YOU MUST COMPLETE AND RETURN THIS ELECTION FORM TO THE COMPANY'S SHARE REGISTRAR, TRICOR INVESTOR SERVICES LIMITED, AT 17/F, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG NO LATER THAN 4:30 P.M. ON JULY 2, 2024. IF THIS ELECTION FORM IS NOT COMPLETED CORRECTLY AND RETURNED BY SUCH TIME AND DATE, ALL OF THE SPECIAL DIVIDEND WILL BE PAID WHOLLY IN CASH. THE DECISION OF THE COMPANY IN ANY DISPUTES RELATING TO THE SCRIP DIVIDEND SCHEME (AS DEFINED IN THE CIRCULAR OF THE COMPANY DATED JUNE 12, 2024 (THE "CIRCULAR")) SHALL BE CONCLUSIVE AND BINDING.
閣下如欲就全部特別股息選擇收取每股0.00001美元之陆金所控股有限公司(「本公司」)之已繳足新普通股股份(「新股份」)以代替現金股息，則　閣下務必填妥本選擇表格，並最遲須於2024年7月2日下午4時30分前交回本公司股份過戶登記處卓佳證券登記有限公司，地址為香港夏慤道16號遠東金融中心17樓。倘未正確填寫並於上述日期及時間前交回本選擇表格，則所有特別股息將以現金悉數派付。本公司就任何與以股代息計劃(定義見本公司日期為2024年6月12日的通函(「通函」)有關的爭議所作出的決定將不可推翻並具有約束力。

PART 1 第一部分 － YOUR DETAILS閣下的個人資料

BOX A 甲欄	NAME(S) AND ADDRESS(ES) OF REGISTERED SHAREHOLDER(S) 登記股東的姓名及地址

BOX B 乙欄	NUMBER OF SHARE(S) HELD ON THE RECORD DATE, JUNE 4, 2024 於記錄日期(即2024年6月4日)持有的股份數目	

PART 2 第二部分－CASH DIVIDEND ONLY只收取現金股息

IF YOU WISH TO RECEIVE ONLY CASH FOR THE SPECIAL DIVIDEND, YOU DO NOT NEED TO TAKE ANY ACTION. THEREFORE, PLEASE DO NOT RETURN THIS ELECTION FORM.
閣下如欲僅以現金收取特別股息，則　閣下毋須採取任何行動。因此，請勿交回本選擇表格。

PART 3 第三部分－NEW SHARES ONLY只收取新股份

IF YOU WISH TO RECEIVE ONLY NEW SHARES FOR THE SPECIAL DIVIDEND, PLEASE JUST INPUT "✔" IN BOX C, SIGN, DATE AND RETURN THIS ELECTION FORM.
閣下如欲僅以新股份收取特別股息，只須在本選擇表格上丙欄填上"✔"，簽名及填上日期，然後交回本選擇表格。

BOX C 丙欄	I HEREBY ELECT TO RECEIVE THIS DIVIDEND IN NEW SHARES IN LIEU OF CASH DIVIDEND. 本人選擇以新股份代替現金股息方式收取本次股息。 ☐ "✔" IN THE BOX AS APPROPRIATE 請在方格上填上"✔"號

TO THE BOARD OF DIRECTORS OF LUFAX HOLDING LTD:
致陆金所控股有限公司董事會：

I/We, the undersigned and above-named shareholder(s), give notice that the Special Dividend should be paid in accordance with the instructions given above, subject to the terms and conditions set out in the Circular dated June 12, 2024 and the Articles of Association of the Company. I/We acknowledge that the notes form part of this form.
本人／吾等，即下方簽署人及上述股東，茲通知特別股息應按照上述指示並遵照日期為2024年6月12日的通函所載的條款及條件及本公司章程派付。本人／吾等承認附註是此表格之一部份。

SIGNED
簽署

(1) .... (2) .... (3) .... (4) ....

Daytime telephone number 日間電話號碼：....................................　　Date 日期：.................................... 2024.

Notes:
附註：

1. **In the case of joint holders, all must sign.**
如屬聯名持有人，所有持有人均須簽署。
2. **In the case of a corporation, this form should be signed on its behalf by a duly authorised officer whose office should be stated.**
如屬公司，則本選擇表格須由其正式獲授權的職員代為簽署，另須註明該職員的職位。
3. **Your signature(s) above must correspond with your specimen signature(s) filed with Tricor Investor Services Limited.**
閣下以上之簽名須與　閣下提交予卓佳證券登記有限公司之簽字式樣相符。

For the avoidance of doubt, we do not accept any special instructions written on this Election Form.
為免存疑，任何在本選擇表格上的額外手寫指示，本公司將不予處理。

THIS ELECTION FORM SHOULD BE READ IN CONJUNCTION WITH THE CIRCULAR. THIS ELECTION FORM IS ONLY FOR THE USE BY THE SHAREHOLDER(S) OF THE COMPANY NAMED IN BOX A. THE RIGHT TO RECEIVE NEW SHARES IN LIEU OF CASH DIVIDEND IS NON-TRANSFERABLE. NO ACKNOWLEDGEMENT OF RECEIPT OF THIS ELECTION FORM WILL BE ISSUED. NO ELECTIONS IN RESPECT OF THE SPECIAL DIVIDEND MAY, AFTER THIS ELECTION FORM IS SIGNED AND RETURNED TO THE COMPANY'S SHARE REGISTRAR, BE IN ANY WAY WITHDRAWN, REVOKED, SUPERSEDED OR ALTERED. SHARE CERTIFICATES AND/OR CHEQUES FOR THE CASH ENTITLEMENT WILL BE SENT BY ORDINARY POST ON OR ABOUT TUESDAY, JULY 30, 2024 TO THE SHAREHOLDER(S) AND AT THE SHAREHOLDERS' RISK TO THE ADDRESS STATED ABOVE.
本選擇表格應與通函一併閱讀。本選擇表格僅供甲欄所指明的本公司股東使用。收取新股份以代替現金股息之權利為不可轉讓的。本公司將不會對已交回的選擇表格另發收據。於本選擇表格簽署及交回本公司的股份過戶登記處後，概不得就特別股息的選擇作出任何方式的撤回、撤銷、取代或更改。股票及／或現金股息付款支票將按上文所註明的地址於2024年7月30日(星期二)或前後以平郵方式寄發予股東，郵誤風險由股東承擔。